Profit and Loss

PARKIT CO.

January 1-June 30, 2025

DISTRIBUTION ACCOUNT	TOTAL
Income	
4000 Revenue	0
4001 Sales	-60.00
4002 Revenue - D2C	2,686,628.46
4003 Revenue - D2C Discounts	-176,963.80
4004 Revenue - D2C Returns & Allowances	-177,865.23
4005 Revenue - D2C Shipping Income	58,363.12
4006 Revenue - Wholesale	401,539.24
4007 Revenue - Wholesale Shipping	16,685.87
4010 Revenue - Corporate	951,412.10
4070 Revenue - Corporate Shipping Revenue	93,180.05
Total for 4000 Revenue	**$3,852,919.81**
Sales of Product Income	60.00
Total for Income	**$3,852,979.81**
Cost of Goods Sold	
5000 Cost of Goods Sold	0
5001 Cost of Goods Sold - Wholesale	$202,281.62
5101 COGS - Freight - Wholesale	40,693.23
Total for 5001 Cost of Goods Sold - Wholesale	**$242,974.85**
5002 Cost of Goods Sold - D2C	$561,129.82
5102 COGS - Freight - D2C	128,631.45
Total for 5002 Cost of Goods Sold - D2C	**$689,761.27**
5003 Cost of Goods Sold - Inbound Freight	66,013.38
5004 Cost of Goods Sold - Import Fees & Taxes	2,386.79
5005 Apparel COGS	161.12
5011 Cost of Goods Sold - Distributor	0
5111 5003 COGS - Freight - Distributor	
Total for 5011 Cost of Goods Sold - Distributor	**0**
5012 Cost of Goods Sold - Corporate	$543,390.64
5112 COGS - Freight - Corporate	52,199.94
Total for 5012 Cost of Goods Sold - Corporate	**$595,590.58**
5020 Inventory Adjustment	24,209.50
Total for 5000 Cost of Goods Sold	**$1,621,097.49**
Total for Cost of Goods Sold	**$1,621,097.49**
Gross Profit	**$2,231,882.32**
Expenses	
6000 Salaries & Wages	0
6010 Wages	61,640.88
6020 Taxes	5,329.37

Profit and Loss

PARKIT CO.

January 1-June 30, 2025

DISTRIBUTION ACCOUNT	TOTAL
6040 Commissions	69,147.59
6050 Workers Compensation Insurance	1,011.36
Total for 6000 Salaries & Wages	**$137,129.20**
6100 Sales & Marketing	0
6101 Marketing - Agency Fees	87,072.30
6102 Marketing - Digital Marketing Ops	644,187.37
6103 Marketing - Email & SMS Ops	40,659.62
6130 Promotional Materials	3,647.92
6140 Affiliate MKTG Commissions	6,891.80
6150 Tradeshows & Events	1,500.00
Total for 6100 Sales & Marketing	**$783,959.01**
6200 Professional Services	0
6210 Contractors	188,271.79
6220 Legal & Professional Services	72,535.45
6230 Consulting Fees	19,022.92
6250 Memberships	3,500.00
Total for 6200 Professional Services	**$283,330.16**
6300 Communications & IT	$1,592.00
6310 Hosted Applications	48,082.62
Total for 6300 Communications & IT	**$49,674.62**
6400 Travel & Entertainment	$1,284.44
6410 Ground Transportation	668.46
6420 Hotels & Air	5,534.45
6430 Meals & Entertainment	8,502.63
Total for 6400 Travel & Entertainment	**$15,989.98**
6500 Facilities & Related	0
6510 Repairs & Maintenance	1,929.83
6520 Rent Expense	62,747.17
6530 Rental Income	-15,118.85
Total for 6500 Facilities & Related	**$49,558.15**
6600 General & Administrative	0
6601 Merchant Fees	24,383.31
6605 Bank Charges & Fees	1,171.31
6606 QuickBooks Payments Fees	4,949.20
6620 Job Supplies	16,129.27
6640 Insurance	14,652.69
6650 Other Business Expenses	427.41
6660 Taxes & Licenses	3,803.54
Total for 6600 General & Administrative	**$65,516.73**

Profit and Loss

PARKIT CO.

January 1-June 30, 2025

DISTRIBUTION ACCOUNT	TOTAL
6700 Fulfillment	0
6710 Shipping, Freight & Delivery - Customer	296,677.67
6720 Shipping, Freight & Delivery - Wholesale	13,646.87
6740 Fulfillment Fees	24,432.13
Total for 6700 Fulfillment	**$334,756.67**
6800 Product Development	$19,455.39
6810 Product Development - Samples	5,682.52
Total for 6800 Product Development	**$25,137.91**
Key Man Insurance (non deductible)	1,265.00
Total for Expenses	**$1,746,317.43**
Net Operating Income	**$485,564.89**
Other Income	
7000 Other Income & Expenses	10.02
7005 Interest Income - CDs	14.47
Total for Other Income	**$24.49**
Other Expenses	
7002 Depreciation Expense	1,820.46
7003 Interest Expense	11,565.77
7004 SBA - Interest Paid	24,364.37
7006 IFI - Interest paid	4,798.34
Total for Other Expenses	**$42,548.94**
Net Other Income	**-$42,524.45**
Net Income	**$443,040.44**